UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2022

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             ☒                Form 40-F            ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time.

Westpac enters agreements with Mercer to merge BT Personal and Corporate Super and sell Advance Asset Management

On May 26, 2022, Westpac announced that it and BT Funds Management Limited (Trustee) have entered into a Heads of Agreement to merge, through a successor fund transfer (SFT), BT’s personal and corporate superannuation funds with Mercer Super Trust. Additionally, Westpac also announced it has entered into an agreement to sell its Advance Asset Management business (Advance) to Mercer Australia.

Scope of agreements

The merger is of BT’s personal and corporate superannuation funds which had total funds under administration of $37.8 billion at the end of March 2022 and includes the Westpac employee default plan (Westpac Group Super Plan). BT employees who support these funds will be offered employment by Mercer as part of the agreement. The merger does not include superannuation held on Westpac’s BT Panorama and Asgard platforms.

The sale is of Advance, a multi-manager investment business which provides specialist funds management services and products, including for certain investment options available through BT Super’s personal and corporate superannuation funds. Advance had $43.7 billion funds under management at end of March 2022 and manages a number of products available through BT Panorama.

Financial and capital impacts

The SFT will result in a small loss as a result of transaction and separation costs and the sale of Advance will result in a gain. The net effect of both over the remainder of FY22 and FY23 is expected to be an after-tax gain of $225 million. An after-tax write-down of capitalised software and goodwill in the superannuation business and some transaction costs were booked in 1H22.

Separation and transactions costs of approximately $80 million (after-tax) are expected to be expensed in 2H22 and treated as a notable item.

On completion, the merger and sale are expected to deliver an increase of approximately 8 basis points in Westpac’s common equity tier one capital ratio1.

1 On a pro forma 31 March 2022 basis.

Timing and conditions

The merger of the BT personal and corporate superannuation funds and the sale of Advance remain subject to certain conditions and regulatory approvals and are expected to be completed in the first half of 2023.

Index to Exhibits

Exhibit No.	Description
1	ASX Release – Westpac enters agreements with Mercer to merge BT Personal and Corporate Super and sell Advance Asset Management

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2022 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	May 26, 2022	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney